# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blaize Holdings, Inc., CIK 0001871638
CUSIP: 092915107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762
Date of event which requires filing of this statement: 05/13/2025
Filed by CIK 0001733859
Persons authorized to receive notices and communications: Riaz Karamali, Pillsbury Winthrop Shaw Pittman LLP, 2550 Hanover Street, Palo Alto, California (CA), 94304, (650) 233-4052; Lane M. Bess,, 1928 Sunset Harbor Drive, Miami Beach, Florida (FL), 33139, (650) 233-4052

## Reporting persons
- Lane Bess (CIK 0001733859): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 185,234; shared voting power 10,836,751; sole dispositive power 185,234; shared dispositive power 10,836,751; aggregate amount beneficially owned 11,021,985 (10.8% of the class)
- Bess Ventures and Advisory, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 10,446,783; sole dispositive power 0; shared dispositive power 10,446,783; aggregate amount beneficially owned 10,446,783 (10.3% of the class)
  Comment: Limited Liability Company
- Destin Huang Irrevocable Trust Dated October 19, 2021: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 389,968; sole dispositive power 0; shared dispositive power 389,968; aggregate amount beneficially owned 389,968 (0.4% of the class)
  Comment: Trust

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Blaize Holdings, Inc.
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762

## Item 2. Identity and Background
Name of person filing:
Lane Bess
Bess Ventures and Advisory, LLC
Destin Huang Irrevocable Trust Dated October 19, 2021
Residence or business address: The principal office and business address of Mr. Bess and Bess Ventures is 1928 Sunset Harbor Drive, Miami Beach, FL 33139 The address of the Trust is 255 Alhambra Circle, Ste 333, Coral Gables, FL 33134
Present principal occupation or employment: Mr. Bess is the managing member and owner of Bess Ventures. Mr. Bess is the Investment Fiduciary of the Trust. Each of Mr. Bess and Bess Ventures is primarily engaged in the business of investing in securities. The Trust is primarily engaged in the business of trust administration.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the shares of the Issuer's Common Stock (the "Common Stock") reported herein as beneficially owned by the Reporting Persons (other than the Sponsor Stock, as defined below), were acquired pursuant to an Agreement and Plan of Merger, dated as of December 22, 2023 (as amended on April 22, 2024, October 24, 2024 and November 21, 2024, the "Business Combination Agreement"), by and among BurTech Acquisition Corp., a Delaware corporation ("BurTech"), BurTech Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of BurTech, Blaize, Inc., a Delaware corporation ("Blaize"), and for the limited purposes set forth therein, Burkhan Capital LLC, a Delaware limited liability company and affiliate of BurTech. The transactions contemplated by the Business Combination Agreement (the "Business Combination") closed on January 13, 2025 (the "Closing"). Pursuant to the terms of the Business Combination Agreement, immediately prior to the Closing, (i) each share of Blaize Series D-2 Shadow Preferred Stock of Blaize (the "Series D-2 Shadow Preferred Stock") converted to Blaize common stock and (ii) holders of Blaize common stock received approximately 0.78 shares of Common Stock for each share of Blaize common stock held by them at such time, subject to certain limitations. Immediately prior to the Closing on January 13, 2025, (i) Bess Ventures held 4,167,698 shares of Series D-2 Shadow Preferred Stock and 5,500,000 shares of common stock of Blaize and (ii) the Trust held 500,000 shares of common stock of Blaize (collectively, the "Existing Blaize Stock"). Upon the Closing, the Existing Blaize Stock was collectively converted into the right to receive 9,336,751 shares of Common Stock. Immediately prior to the Closing, stock options held by Mr. Bess and exercisable for 237,500 shares of common stock of Blaize at a price of $0.92 per share were converted into options exercisable within the next 60 days for 185,234 shares of Common Stock at a price of $1.18 per share.

1,500,000 shares of Sponsor Stock were acquired as consideration in connection with Bess Notes (as defined below), pursuant to which Bess Ventures loaned $25,000,000 to the Sponsor (as defined below) to facilitate the Closing. The Sponsor Stock is beneficially owned by Bess Ventures as of the date that the Letter Agreement Lock-Up Terms (as defined below), which restrict formal transfer of the Sponsor Stock from the Sponsor to Bess Ventures, were within 60 days of their automatic expiry.

Other than the transaction described above, there have been no transactions effected by the Reporting Persons in the past sixty days with respect to the securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities of the Issuer for investment purposes. Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control. The Reporting Persons or their affiliates may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person's respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments, the Reporting Persons' or such affiliates' trading and investment strategies, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

Mr. Bess serves as Chairman of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons' aggregate percentage of beneficial ownership is approximately 10.8% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 101,683,916 shares of Common Stock outstanding as of April 29, 2025, according to the Issuer's Form POS AM filed on April 29, 2025.

Following the Closing, Mr. Bess expects to receive customary grants of equity for his service as Chairman of the Board of the Issuer, payable in the form of stock options or restricted stock units.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons' aggregate percentage of beneficial ownership is approximately 10.8% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 101,683,916 shares of Common Stock outstanding as of April 29, 2025, according to the Issuer's Form POS AM filed on April 29, 2025.

Mr. Bess may be deemed to have beneficial ownership of 11,021,985 shares of Common Stock, which consists of (1) 10,446,783 shares of Common Stock held of record by Bess Ventures, (2) 389,968 shares of Common Stock held of record by the Trust, and (3) 185,234 shares of Common Stock underlying stock options that are currently exercisable. Bess Ventures may be deemed to have beneficial ownership of 10,446,783 shares of Common Stock. The Trust may be deemed to have beneficial ownership of 389,968 shares of Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.
Transactions in the class effected during the past sixty days:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

Lane Bess was involved in the Business Combination as a member of the board of directors of Blaize, which approved the Business Combination and as the manager of Bess Ventures, who owned equity interests in Blaize and voted in support of the Business Combination.

Except as set forth in this Schedule 13D, none of the Reporting Persons have engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

Registration Rights Agreement
Upon the Closing, Mr. Bess and Bess Ventues entered into an Amended and Restated Registration Rights Agreement ("the "Registration Rights Agreement") by and among (i) the Issuer (formerly known as BurTech Acquisition Corp.), (ii) BurTech LP LLC (the "Sponsor"), (iii) certain equityholders of Blaize, including Mr. Bess and Bess Ventures, (iv) EF Hutton, Division of Benchmark Investments, LLC, (v) Burkhan Capital LLC and (vi) affiliates and nominees of Burkhan Capital LLC. Pursuant to the Registration Rights Agreement, the Issuer agreed to register for resale certain shares of the Issuer's Common Stock and other equity securities of the Issuer. Additionally, the Registration Rights Agreement provides for customary "demand" and "piggyback" registration rights for certain stockholders, including Mr. Bess and Bess Ventures.

Lock-Up Agreements
Upon the Closing, the Issuer entered into lock-up agreements (the "Lock-up Agreements") with Mr. Bess and Bess Ventures, in each case, restricting the transfer of Common Stock and any shares of Issuer Common Stock issuable upon the exercise or settlement, as applicable, of options to purchase the Issuer's Common Stock or RSUs held by it immediately after the effective time of the Business Combination from and after the Closing. The restrictions under the Lock-up Agreements began at the Closing and end on the date that is 180 days after the Closing, or upon the earlier of (x) the last reported sale price of Common Stock reaching $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing and (y) the liquidation of the Issuer.

Blaize Support Agreement
On December 22, 2023, Mr. Bess and Bess Ventures entered into a Stockholder Support Agreement (the "Blaize Support Agreement"), by and among BurTech, Blaize, Mr. Bess and Bess Ventures and certain other equityholders of Blaize (together with Mr. Bess and Bess Ventures, the "Blaize Equityholders"). Under the Blaize Support Agreement, the Blaize Equityholders agreed to vote or cause to be voted or to execute and deliver a written consent with respect to the Blaize equity interests held by the Blaize Equityholders adopting the Business Combination Agreement and approving the Business Combination. The Blaize Support Agreement terminated in connection with the Closing.

Promissory Notes
Bess Ventures is a party to the promissory note agreement, dated as of January 19, 2024 (the "Bess Promissory Note"), pursuant to which the Sponsor borrowed an aggregate principal amount of $13,000,000 from Bess Ventures in exchange for 500,000 shares of BurTech Class A Common Stock (such shares due to Bess Ventures, the "Sponsor Stock"). An additional 500,000 shares of Sponsor Stock would be owed to Bess Ventures if there was an event of default under the Bess Promissory Note. Bess Ventures is a party to the promissory note agreement, dated as of January 2, 2025 (the "2025 Bess Promissory Note", and, together with the Bess Promissory Note, the "Bess Notes"), pursuant to which the Sponsor borrowed an additional aggregate principal amount of $12,000,000 from Bess Ventures in exchange for an additional 500,000 shares of Sponsor Stock. Upon the Closing, the Sponsor Stock was converted into Common Stock.

The Sponsor Stock is subject to lock-up restrictions, including those set forth in that certain letter agreement, dated December 10, 2021, by and among BurTech, certain of its officers and directors, the Sponsor and certain other BurTech stockholders party thereto (the "2021 Letter Agreement"). Under the 2021 Letter Agreement, the Sponsor Stock cannot be transferred until the date that is 6 months after the Closing, or upon the earlier of (x) the last reported sale price of Common Stock reaching $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing and (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer's stockholders having the right to exchange their shares of Common Stock for cash, securities or other property (the foregoing terms, collectively, the "Letter Agreement Lock-Up Terms").

Under the Bess Notes, the Sponsor agreed to use commercially reasonable efforts to seek release of the Sponsor Stock from the Letter Agreement Lock-Up Terms. In the event the Sponsor Stock cannot be released from the Letter Agreement Lock-Up Terms, the Sponsor agreed to transfer the Sponsor Stock to Bess Ventures following the expiration of the Letter Agreement Lock-Up Terms. As of the date hereof, the Sponsor Stock has either been released from or is within 60 days of the automatic expiry of the Letter Agreement Lock-Up Terms.

The obligations due under the Bess Promissory Note are secured by the Security Agreement, dated as of January 19, 2024 (the "Bess Security Agreement"), pursuant to which the Sponsor has granted a security interest in all of Sponsor's right, title and interest in and to the personal property and assets, whether now owned or hereafter acquired, set forth in Exhibit A thereto. In addition, Bess Ventures, the Sponsor and Blaize entered into a Letter Agreement, dated as of February 15, 2024 (the "Letter Agreement"), pursuant to which Blaize acknowledged and agreed to the grant of security and the obligations set forth in the Bess Security Agreement and other related loan documents, and further agreed to comply with certain instructions and procedures as set forth therein. In addition, the obligations due under the 2025 Bess Promissory Note are secured by the Security Agreement, dated as of January 2, 2025 (the "2025 Bess Security Agreement"), pursuant to which the Sponsor has granted a security interest in all of Sponsor's right, title and interest in and to the personal property and assets, whether now owned or hereafter acquired, set forth in Exhibit A thereto, including 2,500,000 shares of Common Stock (of which 500,000 are shares of Sponsor Stock). In addition, the obligations under the Bess Notes are guaranteed by Burkhan LLC, an affiliate of the Sponsor, under the Guaranty, Pledge and Repayment Agreement dated as of January 2, 2025 by and between Burkhan LLC and Bess Ventures (the "Guaranty Agreement").

The Sponsor defaulted on the repayment terms in connection with the Bess Promissory Note, the Bess Security Agreement and the Letter Agreement as a result of its failure to make a timely repayment of the outstanding balance that was due on March 31, 2024. On September 16, 2024, Bess Ventures and the Sponsor entered into a Forbearance Agreement (the "Forbearance Agreement"), in connection with which Bess Ventures agreed to forbear from the exercise of its remedies under the Bess Promissory Note, the Bess Security Agreement and the related loan documents until the earlier of (i) January 6, 2025 or (ii) the date that is 45 days following the Closing Date. On January 2, 2025, Bess Ventures and the Sponsor entered into a Second Forbearance Agreement and Omnibus Amendment (the "Second Forbearance Agreement"), pursuant to which Bess Ventures agreed to forbear from the exercise of its remedies under the Bess Promissory Note, the Bess Security Agreement and the related loan documents until February 5, 2025, or earlier upon a forbearance termination event, and added 3,000,000 shares of Common Stock to the collateral underlying the Bess Security Agreement (of which 1,000,000 are shares of Sponsor Stock).

As of the date hereof, the beneficial ownership figures set forth in this Schedule 13D (as amended) reflect 1,500,000 shares of Sponsor Stock but do not reflect any shares of Common Stock pledged for the benefit of Bess Ventures pursuant to the Second Forbearance Agreement or the 2025 Bess Security Agreement.

Earnout
Pursuant to the Business Combination Agreement, Eligible Company Holders (as defined in the Business Combination Agreement), including Mr. Bess and Bess Ventures, are entitled to up to 15 million shares of Common Stock in the aggregate (the "Earnout Shares") upon the occurrence of certain triggering events linked to the trading price of the Common Stock after the Closing. In the event the triggering events occur, Earnout Shares will be distributed to Eligible Company Holders in proportion to such Eligible Company Holders pro rata share of Blaize common stock immediately prior to the Closing.

The information disclosed in this Item 6, including the foregoing descriptions of the Business Combination Agreement, the Bess Promissory Note, the Bess Security Agreement, the Letter Agreement, the Forbearance Agreement, the 2025 Bess Promissory Note, the 2025 Bess Security Agreement, the Guaranty Agreement, the Second Forbearance Agreement, the Blaize Support Agreement, the Lock-Up Agreements and the Registration Rights Agreement and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in its entirety by, the full text of such agreements, copies of which are attached hereto as Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13 and incorporated herein by reference in their entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 1 from the Reporting Persons' 13D filed on January 20, 2025).

Exhibit 2 Agreement and Plan of Merger, dated as of December 22, 2023, by and among BurTech Acquisition Corp., BurTech Merger Sub Inc., Blaize, Inc. and Burkhan Capital LLC (for the limited purposes set forth therein) (incorporated by reference to Annex A to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-280889)).

Exhibit 3 Promissory note agreement, dated as of January 19, 2024, by and between the Sponsor and Bess Ventures (incorporated by reference to Exhibit 3 from the Reporting Persons' 13D filed on January 20, 2025).

Exhibit 4 Security Agreement entered into as of January 19, 2024, by and among the Sponsor and Bess Ventures (incorporated by reference to Exhibit 4 from the Reporting Persons' 13D filed on January 20, 2025).

Exhibit 5 Letter Agreement of Blaize dated February 15, 2024, acknowledged, consented and agreed to by the Sponsor and Bess Ventures (incorporated by reference to Exhibit 5 from the Reporting Persons' 13D filed on January 20, 2025).

Exhibit 6 Forbearance Agreement entered into as of September 16, 2024, by and between the Sponsor and Bess Ventures (incorporated by reference to Exhibit 6 from the Reporting Persons' 13D filed on January 20, 2025).

Exhibit 7 Promissory note agreement, dated as of January 2, 2025, by and between the Sponsor and Bess Ventures (incorporated by reference to Exhibit 7 from the Reporting Persons' 13D filed on January 20, 2025).

Exhibit 8 Security Agreement entered into as of January 2, 2025, by and among the Sponsor and Bess Ventures (incorporated by reference to Exhibit 8 from the Reporting Persons' 13D filed on January 20, 2025).

Exhibit 9 Guaranty, Pledge and Repayment Agreement dated January 2, 2025, by and between Burkhan LLC and Bess Ventures (incorporated by reference to Exhibit 9 from the Reporting Persons' 13D filed on January 20, 2025).

Exhibit 10 Second Forbearance Agreement and Omnibus Amendment dated January 2, 2025, by and between the Sponsor and Bess Ventures (incorporated by reference to Exhibit 10 from the Reporting Persons' 13D filed on January 20, 2025).

Exhibit 11 Stockholder Support Agreement by and among BurTech, Blaize, Mr. Bess and Bess Ventures and certain other equityholders of Blaize (incorporated by reference to Annex F to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-280889))

Exhibit 12 Form of Lock-Up Agreement by and among the Issuer and the securityholders named therein (incorporated by reference to Annex I to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-280889)).

Exhibit 13 Form of Registration Rights Agreement, by and among the Issuer (formerly known as BurTech Acquisition Corp.), the Sponsor, certain equityholders of Blaize, EF Hutton, Division of Benchmark Investments, LLC, Burkhan Capital LLC and affiliates and nominees of Burkhan Capital LLC (incorporated by reference to Annex H to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-280889)).

## Signatures
- Lane Bess: /s/ Lane Bess, Lane Bess (05/13/2025)
- Bess Ventures and Advisory, LLC: /s/ Lane Bess, Lane Bess/Owner-Manager (05/13/2025)
- Destin Huang Irrevocable Trust Dated October 19, 2021: /s/ Donald A. Kress, CEO & President (05/13/2025)